August 31, 2010

Via FACSIMILE
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Scott M. Anderegg, Staff Attorney

RE:  BIG CLIX CORP.
     AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1
     FILED JULY 29, 2010
     FILE NO. 333-168403

Mr. Anderegg:

         This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff to Big Clix Corp. (the "Company") dated August 27, 2010 regarding the above-referenced Registration Statement on Form S-1 (as amended) (the "Registration Statement").

         For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.

STAFF COMMENT 1:

Your disclosure indicates that you are a development stage company that intends to engage in the business of developing software and systems to create, target, deliver and measure effectiveness of mobile advertising. We note that you have had no operations, sales nor revenues since inception June 30, 2010. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or explain why Rule 419 does not apply.

RESPONSE:

We are not a blank check company because we have a specific business under development to provide software and systems to corporate customers that will enable them to create, target, deliver and measure effectiveness of their mobile advertising. In addition, we have no plan or intentions to be acquired or to merge with an operating company nor do we, or any of our shareholders, have plans to enter into a change of control or similar transaction or to change your management. Therefore, Rule 419 is not applicable.

STAFF COMMENT 2:

Throughout your registration statement, including in your risk factors as well as under the heading "Non-Cumulative Voting" on page 30, you disclose that after the offering is completed, your current stockholder will own approximately (1) 75% of your shares outstanding, assuming 100% of the shares being offered are sold, and (2) 87.5% of your outstanding shares, assuming 50% of the shares being offered are sold. Please tell us how you calculate these percentages and revise as appropriate. In this regard it appears that these numbers should be 80% and 89% respectively.

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RESPONSE:

We concur with the Staff and have updated the percentage references of our sole stockholder.

STAFF COMMENT 3:

Revise to indicate that Florida, and not California, is your state or other jurisdiction of incorporation or organization.

RESPONSE:

We concur with the Staff and have reflected that Florida is our state of incorporation.

STAFF COMMENT 4:

We note your disclosure on the prospectus cover page that you will sell your common stock in $500 increments. Please make similar disclosures in your "Summary of Our Offering" and "Plan of Distribution" sections of the prospectus.

RESPONSE:

We concur with the Staff and have added the stock sale disclosures to the "Summary of Our Offering" and "Plan of Distribution" sections of the registration statement.

STAFF COMMENT 5:

We note your disclosure in your "Summary of Our Offering" and "Plan of Distribution" sections that you will conclude the offering the earlier of (1) when all 3,000,000 shares of common stock have been sold or (2) 90 days after your registration statement is declared effective. Please revise your prospectus cover page to provide a similar disclosure. Refer to Item 1 of Form S-1 and Item 501(b)(8)(iii) of Regulation S-K.

RESPONSE:

We concur with the Staff and have added the disclosure to the cover page of the prospectus.

STAFF COMMENT 6:

We note your disclosure on the prospectus cover page that you do not plan to place funds into an escrow account. Please revise the prospectus cover page to describe the effect of this on investors. Refer to Item 1 of Form S-1 and Item 501(b)(8)(iii) of Regulation S-K.

RESPONSE:

We concur with the Staff and have added the effect on the investor since there is no escrow account.

STAFF COMMENT 7:

Please disclose on your prospectus cover page or in your summary section that Mr. Yore, your sole officer and director, currently owns and will continue to own after the completion of the offering sufficient shares to control the operations of the company.

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RESPONSE:

We concur with the Staff and have added a disclosure to reflect Mr. Yore owns and will continue to own a sufficient number of shares to control the company.

STAFF COMMENT 8:

In the penultimate sentence under this heading, you state that if all of the shares are not sold, the gross proceeds will be less and may not cover the expenses of the offering. In the last sentence, it appears that you intend to provide an example, but the information provided relates to the number of shares sold and not the gross or net proceeds. Please revise.

RESPONSE:

We concur with the Staff and have updated the use of proceeds to reflect the net proceeds of $10,000 if 50% of the securities are sold.

STAFF COMMENT 9:

We note your statement "The Big Clix unified, streamlined system to combine and coordinate all aspects of administering a mobile advertising campaign will be new to the nascent and utterly fragmented mobile advertising space." However, it does not appear that you have either built or purchased a unified streamline system to administrate a mobile advertising campaign. Please revise your disclosure here and elsewhere in your prospectus to reflect the present status of your business or services or products and when discussing the abilities or market impact of the system you plan to develop, please identify those statements as the opinion or belief of management.

RESPONSE:

We concur with the Staff and have revised the disclosure about our system that has yet to be developed. In addition, we have added the disclosure that it is the Company's belief that our system will have a significant market impact.

STAFF COMMENT 10:

Please avoid duplicative risk factors. In this regard, please compare your last risk factor on page 9 with the first risk factor on page 11. This is an example only. Please review your risk factors and eliminate duplicative risk factors.

RESPONSE:

We concur with the Staff and have removed the duplicative risk factors.

STAFF COMMENT 11:

Currently, it appears that you are including more than one risk factor under this subheading. The majority of your disclosure discusses the risks associated with state blue sky laws. However, the last two sentences of this risk factor appear to be discussing the risk associated with not executing your business plan on schedule within budget. Avoid bundling risk and if a risk is material, provide it with its own descriptive subheading.

RESPONSE:

We concur with the Staff and have updated the disclosure to only reflect the blue sky risk.

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STAFF COMMENT 12:

We note your disclosure in the last sentence of the first paragraph under this heading and elsewhere in your registration statement that the offering will conclude the earlier of the date when all of the shares are sold or 90 days after the effective date of the registration statement. However, in the last sentence of the second paragraph under this heading you disclose that you expect the share of the common stock to be offered and sold within two years of the initial effective date. Please revise or advise.

RESPONSE:

We concur with the Staff and revised the disclosure regarding the timeframe to sell the shares with 90 days from the effectiveness of the registration statement.

STAFF COMMENT 13:

In the fourth paragraph under this heading you disclose that the company is registering 3,000,000 shares of common stock "for possible resale" at the price of $0.01 per share. Registering shares in a transaction for "resale" generally means that you are registering shares on behalf of shareholders who will be selling their own shares in the offering. However, based on the disclosure throughout the rest of your filing, it appears that you are registering 3,000,000 shares of common stock to be sold by the company. If true, please remove the phrase "for possible resale" from this paragraph. If this is not the case, please explain to us in greater detail the transaction you are registering and revise your filing as appropriate.

RESPONSE:

We concur with the Staff and have removed the "resale" reference.

STAFF COMMENT 14:

We note your disclosure that your offering price may "vary from transaction to transaction" in the sixth paragraph under this heading. This disclosure is inconsistent with your disclosure elsewhere in the registration statement that the price of your shares will be fixed at $0.01 for the duration of the offering. Please revise your disclosure to state that the shares will be sold at a fixed price for the duration of the offering or provide us with an analysis of the legal basis that would allow your shares to be priced at the market. Refer to Securities Act Rule 415(a)(1)(x) and (a)(4) and the eligibility requirements of Form S-3.

RESPONSE:

We concur with the Staff and have updated the prospectus to reflect the shares will be sold at $0.01 for the duration of the offering.

STAFF COMMENT 15:

In this section, please discuss or reference the "penny stock" restrictions on your shares as you have in your Risk Factors section on page 8.

RESPONSE:

We concur with the Staff and have added the "penny stock" restrictions.

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STAFF COMMENT 16:

Please thoroughly revise this section to clarify and better describe the status of your current operations and your proposed business operations. In this regard, please clarify how you plan to deliver your product(s) or service(s) to your customers. By way of example only, please revise your disclosure to address the following:

   o It is unclear from your existing disclosure whether you intend to sell a software product, an advertising service or both. In revising your disclose in response to this bullet, please also revise to disclose whether your target customers will run your software on their systems, whether you will provide a service for them that runs their ads and provides reports to them, or otherwise describe your future product(s) and/or service(s).

   o If you describe future products, please provide the status of development and indicate the timeframe for which you anticipate offering these products, whether you will develop or provide those products in-house or whether you will purchase the products from others and the basis of your considerations.

   o You project that it will cost $150,000 to execute your business plan. Since you will generate no more than $25,000 in net proceeds from your offering, assuming the maximum number of shares are sold, you should discuss how you plan to fund your business plan and, in particular, your product development costs. In this regard, we note your disclosure on page 15 that you do not anticipate using any of the proceeds of this offering for product development.

   o Generally, please discuss the intended operations of your business, focusing on the particular means by which you will generate revenues and incur expenses. You should discuss in greater detail the steps you intend to take to conduct your operations and the costs for each step. Also, please disclose the basis for the amount of time you believe you will need for each step in that timeline and disclose the costs necessary to complete each step. Please also disclose how much you expect to charge for products or services and how much it will cost you to provide those products and services.

RESPONSE:

We concur with the Staff and have updated the summary section to include the specifics on our business, offering of our product and services, timelines, costs, and resource needs.

STAFF COMMENT 17:

We note the use of industry or financial jargon like "php database", "ROI", "APIs" and "VAR" in your prospectus. Please revise to explain these concepts rather than use jargon. These are only example, please review your entire prospectus and revise.

RESPONSE:

We concur with the Staff and have removed the jargon and updated the references to be clearly understood.

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STAFF COMMENT 18:

When you describe your business and strategy, please avoid words and phrases that could suggest to investors that you already have developed your product(s) and/or service(s). In this regard, please refer to the bulleted list beginning at the bottom of page 18 and revise your disclosure to address the following:

   o In the third bullet point, please revise so as not to suggest that you already have had success in the food beverage and entertainment sectors;

   o In the fifth bullet, the use of the phrase "to significantly increase revenue" could suggest that you already have generated revenue, which you disclose is not the case; and

   o In the sixth bullet, your use of the phrase "expand product functionality" could suggest that you already have developed a product.

These are merely examples and are not intended as an exhaustive list. Please review and revise your prospectus consistent with this comment.

RESPONSE:

We concur with the Staff and revised the references to reflect that we have not created a product yet nor generated revenue.

STAFF COMMENT 19:

In the second paragraph under this heading, you disclose that your system "will not only help in the programming and functionality aspects of developing effective mobile ad campaigns, it will enable the user to easily explore create solutions." Please review to describe these creative solutions.

RESPONSE:

We concur with the Staff and have added additional language to define "creative solutions".

STAFF COMMENT 20:

We note that you plan to collect personal data on mobile device users. Please consider whether you need additional risk factors related to the collection of personal data, government regulation on the collection of such data, if any, and the security of that data. In addition, please disclose in your business discussion how you will collect this data and whether consumers can opt out of providing such data to you.

RESPONSE:

We concur with the Staff and have removed this disclosure. The Company has recently decided not to capture user data due to industry trends, regulations, and privacy issues. Therefore, this is no longer applicable.

STAFF COMMENT 21:

Please revise to clarify what you mean by "market leaders" and identify the markets that you plan to develop partnerships with the "market leaders."

RESPONSE:

We concur with the Staff and have identified the market leaders and the markets that we plan to target with these partnerships.

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STAFF COMMENT 22:

We note your statement "The key fulfillment and delivery will be provided by the principals of the business." Please expand on this concept to explain how one officer working part time will be able to execute this part of your sales plan and whether you are planning to hire more principals.

RESPONSE:

We concur with the Staff and have revised the language to specify that the principal will manage this effort and that the Company plans to hire resources to deliver our products and services.

STAFF COMMENT 23:

You disclose in your risk factors that Mr. Yore has other business interest and currently devotes approximately 30 hours per week to your operations. Please disclose these business interests and all other business experience during the past five years without any gaps or ambiguities by adding dates or the duration of employment and including whether any of the corporations or business associations are your parent, subsidiary, or other affiliate. Also, briefly discuss Mr. Yore's specific experience, qualifications, attributes, or skills that lead to the conclusion that he should serve as your director in light of your business and structure. Refer to Item 401(e)(1) of Regulation S-K.

RESPONSE:

We concur with the Staff and have revised Mr. Yore's resume to reflect the specific dates of employment, his business interests, and the logic behind why he is qualified to be a board member of our business.

STAFF COMMENT 24:

Please have your accountants revise their consent to refer to the date, July 22, 2009, of your accountant's audit report contained in your filing.

RESPONSE:

We concur with the Staff and have revised the audit report date.

         We trust that you will find the foregoing responsive to the comments of the Staff Comments. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at 415-259-0725.

Sincerely,

/s/ Patrick Yore

Patrick Yore
Chief Executive Officer

Enclosure

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